UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): August 22, 2022

BIOLIFE4D CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	81-4586116
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

318 Half Day Road, Suite 201

Buffalo Grove, IL 60089

(Mailing Address of principal executive offices)

(224) 602-9569

Issuer’s telephone number, including area code

Outstanding securities qualified pursuant to Regulation A:

Title of each class	Trading Symbol	Name of each exchange on which trading
Common Stock, par value $0.00001	N/A	N/A

Item 3. Material Modifications to Rights of Securityholders

Amendment to Certificate of Incorporation

On August 22, 2022, the Board of Directors (the “Board”) and majority shareholders of BIOLIFE4D CORPORATION (the “Company”), approved the filing of a Certificate of Amendment to the Company’s Amended and Restated Certificate of Incorporation (the “Amendment”) to authorize a reverse stock split of the shares of the Company’s common stock, $0.00001 par value per share (the “Common Stock”), at a ratio of one for three (1:3) (the “Reverse Split”); provided however that the Reverse Split shall not affect the authorized number of shares. The Amendment was filed with the Secretary of State of the State of Delaware on August 25, 2022.

The foregoing is a summary of the Amendment and is qualified in its entirety by reference to the full text of the Amendment, which is attached hereto as Exhibit 3.1.

EXHIBITS

3.1	Certificate of Amendment

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOLIFE4D CORPORATION

By:	/s/ Steven Morris
Name:	Steven Morris
Title:	Chief Executive Officer
Date:	August 25, 2022